CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT (hereinafter referred to as the "Agreement") dated this 1st day of October, 2005, to be effective as of the 1st day of October, 2005 (hereinafter referred to as the "Effective Date"), by and between Medical International Technology, Inc. (hereinafter referred to as the "Company"), a Colorado corporation with its executive offices located at 2281, Guenette Montreal (Saint-Laurent) QC Canada H4R 2E9, and Mr. Geoffrey Armstrong, through his company, Kouzelne Mesto Ltd., a company legally incorporated in the Czech Republic (hereinafter referred to as the "Consultant"), with his residence address located at V Domcich 60/20 Prague 6, Czech Republic 162 00.

WITNESSETH:

WHEREAS:

1.   The Company is a developer and manufacturer of patented needle free jet injectors for human and animal inoculation,

2.   The Consultant has certain expertise in the Administration and Compliance requirements of public companies such as the above-described Company,

3.   The Company desires to retain the Consultant and the Consultant desires to be retained by the Company upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises and agreements hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Responsibilities. The Company hereby retains the Consultant to act as the Administrative Manager to the Company and the Consultant hereby accepts and agrees to such retention. The Consultant, in his capacity as the Administrative Manager of the Company, will assist the Chief Executive Officer of the Company in the management and direction of the overall programs and activities of the Company in the day-to-day public, legal and regulatory administration of the business of the Company. In addition, the Consultant will have and perform such other duties as are customarily performed by one holding such position in other businesses or enterprises that are the same as or similar to that engaged in by the Company, and will have and perform such unrelated duties and services as may be assigned to him from time to time by the Board of Directors or the Chief Executive Officer of the Company. The Consultant agrees to abide by the Company policies and procedures established from time to time by the Company. The exact nature of the duties of the Consultant will be more fully outlined and defined in a formal job description between the Company and the Consultant, copies of which, as amended from time to time, will be attached hereto as APPENDIX A, and incorporated herein by this reference. The Consultant will accept from the Company, as full compensation for his services, the compensation in the form of cash as provided in subsection a of Section 4 below.

2. Best Efforts of Consultant. The Consultant agrees that he will at all times faithfully, industriously and to the best of his ability, experience and talents perform to the reasonable satisfaction of the Company all of the duties that may be required of and from him pursuant to the express and implicit terms of this Agreement. Such duties will be rendered at such place or places and during such hours as the Company will in good faith require or as the interest, needs, business or opportunity of the Company will require.

3. Term. The term of this Agreement will be a period of one year, commencing 1st day of October, 2005, and terminating September 30, 2006, subject, however, to prior termination as hereinafter provided.

4. Compensation of Consultant.

a. Fees: the Company will pay the Consultant cash based on the rate of $60,000 per annum, payable in installments of $5,000 once per month on the 1st day of each month, in advance, during the term of this Agreement. This fee payment of will be subordinated to the needs of the Company.

b. Options: the Company will grant to the Consultant an option exercisable to purchase an aggregate of seven million and five hundred thousand (7,500,000) shares of the authorized and unissued $0.0001 par value Common Stock of the Company at an exercise price of four cents ($0.04) per share during the period from October 3, 2005, through October 3, 2007, as additional consideration for services performed under the terms and conditions of this Agreement. The shares of Common Stock to be issued upon the exercise of the options shall be "restricted securities" as defined in Rule 144 of the General Rules and Regulations under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and may not be sold unless registered pursuant to the Act or in accordance with the terms of Rule 144. The retention of the Consultant by the Company under the terms of this Agreement shall be a pre-condition of the exercise of the option.

5. Expenses. The Consultant will be authorized to incur reasonable expenses in the performance of his responsibilities pursuant to this Agreement, including expenses for business entertainment, business travel and similar items and other expenses as approved by the Company, subject to a limit of $100.00 per item or other restrictions as established from time to time by the Company. Any expenses in excess of $100.00 per item must be pre-approved. The Company will reimburse the Consultant for all such expenses within seven days after presentation by the Consultant from time to time of an itemized account of such expenditures.

6. Termination.

a. This Agreement may be terminated by the Consultant upon thirty (30) days' prior written notice to the Company. If the Consultant will so terminate this Agreement, the Consultant will be entitled to pay only to the date of such termination.

b. (i) The Company may terminate this Agreement at any time in the event of any violation by the Consultant of any of the terms of this Agreement or for cause, as defined below, without notice to the Consultant and with pay only to the date of such termination.

(ii) Sufficient cause for termination by the Company will be a determination made in good faith and based upon reasonable grounds that the Consultant: (a) has failed to adequately perform his duties hereunder, as determined by the Board of Directors in its sole discretion, or has been substantially absent from retention; (b) has engaged in habitual drunkenness or abusive drugs rendering the Consultant unable to carry our his duties in a responsible manner; (c) has embezzled funds or misapplied assets of the Company; (d) has committed an act with the intent to defraud or hinder the Company; or (e) has been negligent in the performance of the duties owed by the Consultant to the Company.

(iii)   As soon as may be practicable after the termination of the Consultant by the Company for cause, the Board of Directors of the Company will make an investigation of, and allow the Consultant an opportunity to discuss with the Board of Directors, the relevant facts with respect thereto. If the Board of Directors of the Company will determine that the Consultant has been terminated without cause, the Consultant will be reinstated in the position which he held prior to the termination and will receive any compensation accrued or payable during the period of his termination. In such event, any shares of Common Stock or other accrued benefits will be payable to the Consultant as if the Consultant had not been terminated.

(iv)   Any conduct of the Consultant that will constitute cause for termination under the terms of subsection b (ii) of this Section 6 and any breach or evasion of any of the terms of this Agreement by either party hereto will result in immediate and irreparable injury to the injured party and will authorize recourse to injunction and/or specific performance as well as to all other legal or equitable remedies to which such injured party may be entitled hereunder.

c.   Anything herein contained to the contrary notwithstanding, in the event that the Company will discontinue operating its business for any reason including but not limited to insolvency, then this Agreement and the Consultant's retention hereunder will terminate as of the date the Company ceases business operation. For purposes of this Agreement, the Company will be considered to be insolvent if: (i) a petition under Chapters 7, 11 or 12 of the Bankruptcy Reform Act of 1978 has been filed by or against the Company and has not been dismissed within ninety (90) days after filing; or (ii) the Company has made an assignment for the benefit of creditors.

d.   If the Consultant will die during the term of this Agreement, this Agreement and the Consultant's retention hereunder will terminate immediately upon the Consultant's death, provided that the Consultant will be entitled to his salary hereunder to the last day of the month in which such death occurs.

e.   (i)   Notwithstanding anything in this Agreement to the contrary, the Company is hereby given the option to terminate this Agreement and the Consultant's retention hereunder in the event that the Consultant, during the term hereof, will become permanently disabled as defined in subsection e (ii) of this Section 6 below. The Company may exercise such option by giving written notice of termination to the Consultant at any time after the Consultant becomes permanently disabled. This Agreement and the Consultant's retention will terminate as of the date of such notice, provided that the Consultant will be entitled to his salary hereunder to the last day of the month in which such termination occurs.

(ii)   For purposes of this Agreement, the Consultant will be deemed to have become permanently disabled if, because of ill health, physical or mental disability or for other causes beyond his control, he will have been unable or unwilling or will have failed to perform his duties hereunder on ninety per cent of the days during a period of two consecutive months, irrespective of whether or not such days are consecutive.

f.   Upon termination of this Agreement for any reason, the Consultant must immediately return any and all equipment such as communications equipment, computers and related equipment, furniture, office equipment, proprietary papers, customer lists, manuals, files or other documents or copies thereof belonging to the Company. This clause must be adhered to, notwithstanding any disagreement between the Company and the Consultant.

7.   <u>Extent of Service; Self-Dealing</u>. The Consultant will not during the term of this Agreement be engaged in any business activity that conflicts with the Consultant's obligations under this Agreement. The foregoing will not be construed as preventing the Consultant from making investments in other businesses or enterprises.

The Consultant will cooperate with, assist and furnish information upon request to the Board of Directors of the Company and the auditors and legal counsel for the Company. The provisions of this Section 7 will survive termination of this Agreement with respect to matters arising during the period of retention of the Consultant by the Company.

8.   <u>Disclosures of Information</u>. The Consultant recognizes and acknowledges that he has and will have access to certain confidential information of the Company, including, but not limited to, technologies, specifications, intellectual property, software, lists of clients or customers, know-how and other proprietary information, that are valuable, special and unique assets and property of the Company. The Consultant will not, during or after the term of his retention, disclose, without the prior written consent or authorization of the Company, or authorize or permit anyone under his direction or control to disclose any of such information to any firm, person, corporation, association, enterprise or other entity, except to authorized representatives of the Company, for any reason or purpose whatsoever. In this regard, the Consultant agrees that such authorization or consent to disclosure may be conditioned upon the disclosure being made pursuant to a secrecy agreement, protective order, provision of statute, rule, regulation or other procedure under which the confidentiality of the information is maintained in the hands of the person to whom the information is to be disclosed. In the event a third party seeks to compel disclosure of confidential information by the Consultant by judicial or administrative process, the Consultant will promptly notify the Company of such occurrence and furnish to the Company a copy of the demand, summons, subpoena or other process served upon the Consultant to compel such disclosure, and will permit the Company to assume, at the Company's expense but with the Consultant's cooperation, defense of the disclosure demand. In the event the Company does not contest such a third-party disclosure demand under judicial or administrative process or a final judicial order is issued compelling disclosure of confidential information by the Consultant, the Consultant will be entitled to disclose such confidential information in compliance with the terms of such administrative or judicial process or order.

Upon termination of the Consultant's retention by the Company, the Consultant will neither take nor retain any proprietary papers, customer lists, manuals, files or other documents or copies thereof belonging to the Company.

The provisions of this Section 8 will survive the termination of this Agreement. In the event of a breach or threatened breach by the Consultant of the provisions of this Section 8, the Company will be entitled to an injunction restraining the Consultant from disclosing, in whole or in part, such confidential information. Nothing herein will be construed as prohibiting the Company from pursuing any other remedies available to the Company for such breach or threatened breach, including the recovery of damages from the Consultant.

9.   Other Benefits. The Consultant will be entitled to all other benefits contained in the approved Company benefit plan(s) offered to all consultants, subject to the provisions of such plan(s). Nothing in this Section will be construed to require the Company to maintain any particular benefit plan(s).

10.   Indemnification.

a.   The Company agrees that if the Consultant is made a party, or is threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter referred to as a "Proceeding"), by reason of the fact that he is or was a director, officer or consultant of the Company or is or was serving at the request of the Company as a director, officer, member, consultant or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to executive benefit plans, whether or not the basis of such Proceeding is the Consultant's alleged action in an official capacity while serving as a consultant or agent, the Consultant will be indemnified and held harmless by the Company to the fullest extent legally permitted or authorized by the Company's Articles of Incorporation or Bylaws or resolutions of the Company's Board of Directors or, if greater, by the laws of the State of Colorado, against all cost, expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, taxes or other liabilities or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Consultant in connection therewith, and such indemnification will continue as to the Consultant even if he has ceased to be a consultant or agent of the Company or other entity, with respect to acts or omissions that occurred prior to the cessation of his retention with the Company, and will inure to the benefit of the Consultant's heirs, executors and administrators. The Company will advance to the Consultant all reasonable costs and expenses incurred by him in connection with a Proceeding within 20 calendar days after receipt by the Company of a written request for such advance. Such request will include an undertaking by the Consultant to repay the amount of such advance if it will ultimately be determined that he is not entitled to be indemnified against such costs and expenses.

b.   Neither the failure of the Company (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of any proceeding concerning payment of amounts claimed by the Consultant that indemnification of the Consultant is proper because he has met the applicable standard of conduct, nor a determination by the Company (including its Board of Directors, independent legal counsel or stockholders) that the Consultant has not met such applicable standard of conduct, will create a presumption that the Consultant has not met the applicable standard of conduct.

11.   Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be effective upon (a) hand delivery; or (b) facsimile; or (c) email; or (d) fully prepaid express courier service, at the address or number designated below. Notice is deemed to be delivered if delivered on a business day during normal business hours where such notice is to be received or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received):

To the Company:

Medical International Technology, Inc.
2281 Guenette
Montreal (Saint-Laurent), Quebec
Canada H4R 2E9
Fax: (514) 339-5750
Email: kmenassa@mitcanada.ca
Attention: Mr. Karim Menassa, President

To the Consultant:

Geoffrey Armstrong,
V Domcich 60/20
Prague 6, Czech Republic 162 00
Email: alphanet@inter.net

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

12.   <u>Waiver of Breach</u>. Any waiver by the Company of a breach of any provision of this Agreement by the Consultant will not operate or be construed as a waiver of any subsequent breach by the Consultant.

13.   <u>Assignment</u>. The rights and obligations of the Company under this Agreement will inure to the benefit of and will be binding upon the successors and assigns of the Company.

14.   <u>Applicable Law</u>. It is the intention of the parties hereto that this Agreement and the performance hereunder and all suits and special proceedings hereunder be construed in accordance with and pursuant to the laws of the State of Colorado and that in any action, special proceeding or other proceeding that may be brought arising out of, in connection with or by reason of this Agreement, the laws of the State of Colorado will be applicable and will govern to the exclusion of the law of any other forum, without regard to the jurisdiction in which any action or special proceeding may be instituted.

15.   <u>Severability</u>. All agreements and covenants contained herein are severable, and in the event any of them, with the exception of those contained in Sections 1 and 4 hereof, will be held to be invalid by any competent court, this Agreement will be interpreted as if such invalid agreements or covenants were not contained herein.

16.   <u>Entire Agreement</u>. This Agreement constitutes and embodies the entire understanding and agreement of the parties and supersedes and replaces all prior understandings, agreements and negotiations between the parties, provided that nothing herein will be deemed to restrict or limit the common law duties of the Consultant to the Company.

17.   <u>Waiver and Modification</u>. Any waiver, alteration or modification of any of the provisions of this Agreement will be valid only if made in writing and signed by the parties hereto. Each party hereto, from time to time, may waive any of his or its rights hereunder without affecting a waiver with respect to any subsequent occurrences or transactions hereof.

18.   <u>Captions and Paragraph Headings</u>.   Captions and paragraph headings used herein are for convenience only, are not a part hereof and will not be used in construing this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the day and year first above written.

THE COMPANY:

MEDICAL INTERNATIONAL TECHNOLOGY, INC.

_____/s/ Karim Menassa_____
Karim Menassa, Chairman, President, Director
Medical International Technology, Inc.

THE CONSULTANT:

_____/s/ Geoffrey Armstrong_____
Geoffrey Armstrong, President,
Kouzelne Mesto Ltd.

APPENDIX A

Geoffrey Armstrong
Administrative Manager

DESCRIPTION OF DUTIES and JOB TITLE
During the term of this Agreement the Consultant agrees to devote his best efforts to perform all duties as will be determined by and at the reasonable discretion of the Company's Board of Directors, and is charged with the responsibilities, duties and functions necessary to assist the Company to meet all of its obligations.

The Consultant job title is Administrative Manager. The Consultant will report to the Board and his main duties will be:

1. The preparation of and assistance with the preparation of all internal corporate documents including corporate resolutions, minutes, changes and amendments to corporate documents as required;

2. The preparation of and assistance with the preparation of all required legal and regulatory documents including but not limited to: disclosure statements and agreements, federal, state and regulatory filing documents including such Registration Statement(s) as required;

3. To assist the Company with the preparation of all required responses resulting from the filing of any of the aforesaid documents and the preparation or assistance with the preparation of any and all required amendments to the aforesaid documents;

4. To oversee the proper maintenance of all required legal and regulatory filings related to the foregoing documents;

5. Assist with the preparation and filing of additional SEC required forms including, but not limited to: Form 10K (Annual Report), Form 10Q (Quarterly Report), Form 8-K (Required report on current event) and Form D (Notice of Sales of Unregistered Securities);

6. To act as liaison with corporate attorneys and auditors on behalf of the Company;

7. To maintain or assist the Company with the proper maintenance of all Company files;

8. To perform any additional duties and responsibilities for the Company at the reasonable instruction of the President of the Company or his designee, provided that such additional duties and responsibilities are within the scope of services contemplated herein.

Medical International Technology, Inc.
STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (the "*Agreement*") is made and entered into to be effective as of the 3rd day of October, 2005 (the "*Date of Grant*").

BETWEEN:

> **Medical International Technology, Inc.,** a company incorporated under the laws of the State of Colorado and having an address for notice and delivery located at:
> 2281 Guenette
> Montreal (Saint-Laurent) QC Canada H4R 2E9
> (the "*Company*");

OF THE FIRST PART

AND:

> **Geoffrey Armstrong,** having an address for notice and delivery located at:
> V Domcich 60/20
> Prague 6, Czech Republic 162 00
> (the "*Optionee*").

OF THE SECOND PART

WITNESSETH:

WHEREAS, effective as of October 3, 2005, the Board of Directors of the Company determined that the Optionee should receive an option to purchase shares of the Company's common stock (the "*Common Stock*") in order to provide the Optionee with an opportunity for investment in the Company and additional incentive to pursue the success of the Company, said option to be for the number of shares, at the price per share and on the terms as set forth in this Agreement;

AND WHEREAS the Optionee desires to receive an option on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, the parties to this Agreement agree as follows:

1. **Grant of Option.**

The Company hereby grants to the Optionee, as a matter of separate agreement and not in lieu of salary or any other compensation for service, the right and option (the "*Option*") to purchase all or any part of an aggregate of seven million five hundred thousand (7,500,000) shares of the authorized and unissued $0.0001 par value Common Stock of the Company (collectively, the "*Option Shares*") pursuant to the terms and conditions as set forth in this Agreement.

2. **Option Price.**

At any time when shares are to be purchased pursuant to the Option, the purchase price for each Option Share shall be four cents ($0.04), (the "Option Price").

3. **Option Period.**

The option period with respect to all of the Option Shares shall commence from the Date of Grant and shall terminate two years from the Date of Grant, unless terminated earlier as provided in this Agreement. If the Optionee's Business Consulting Agreement is terminated for any reason other than for cause, any options granted to the Optionee which have not been exercised shall terminate within up to 60 calendar days after the effective date of such termination and shall be exercisable during such 60–day period only to the extent they were exercisable on the effective date of termination. If the Optionee's employment is terminated for cause any unexercised portion of the Option shall immediately expire.

4. **Exercise of Option.**

(a) The Option may be exercised by delivering to the Company:

(i) a Notice and Agreement of Exercise of Option (the "*Notice and Agreement of Exercise of Option*"), substantially in the form attached hereto as Exhibit "A", specifying the number of Option Shares with respect to which the Option is exercised, and

(ii) full payment of the Option Price for such shares, either in cash or by certified check, or a combination thereof.

(b) Promptly upon receipt of the Notice and Agreement of Exercise of Option and the full payment of the Option Price by the Optionee (including payment or provision for payment of any applicable withholding or similar taxes), the Company shall deliver to the Optionee a properly executed certificate or certificates representing the Option Shares being purchased.

5. **Securities Laws Requirements.**

No Option Shares shall be issued unless and until, in the opinion of the Company, any applicable registration requirements of the United States *Securities Act of 1933*, as amended (the "*Securities Act*"), any applicable listing requirements of any securities exchange on which stock of the same class has been listed, and any other requirements of law or any regulatory bodies having jurisdiction over such issuance and delivery have been fully complied with. Pursuant to the terms of the Notice and Agreement of Exercise of Option that shall be delivered to the Company upon each exercise of the Option, the Optionee, and the Optionee's designate if applicable, shall acknowledge, represent, warrant and agree as follows:

(a) all Option Shares shall be acquired solely for the account of the Optionee, or for the account of the Optionee's designate if applicable, for investment purposes only and with no view to their resale or other distribution of any kind;

(b) no Option Shares shall be sold or otherwise distributed in violation of the Securities Act or any other applicable federal or state securities laws;

(c) if the Optionee, or the Optionee's designate if applicable, is subject to reporting requirements under Section 16(a) of the United States *Securities Exchange Act of 1934*, as amended (the "*Exchange Act*"), the Optionee, or the Optionee's designate if applicable, shall:

(i) be aware that the grant of the Option to purchase Option Shares is an event that may require reporting on Forms 3, 4 or 5 under Section 16(a) of the Exchange Act;

(ii) be aware that any sale by him or his immediate family of the Company's Common Stock or of any of the Option Shares within six months before or after any grant or exercise of the Option may create liability for him under Section 16(b) of the Exchange Act;

(iii) consult with his counsel regarding the application of Section 16(b) of the Exchange Act prior to any exercise of the Option, and prior to any sale of the Company's Common Stock or the Option Shares within six months after any grant or exercise of the Option;

(iv) assist the Company with the filing of the applicable Forms 3, 4 or 5 with the Securities and Exchange Commission; and

(v) timely file all reports required under the federal securities laws;

(d) the Optionee, or the Optionee's designate if applicable, shall report all sales of Option Shares to the Company in writing on a form prescribed by the Company; and

(e) if any of the Option Shares are being acquired solely for the account of the Optionee's designate, each of the Optionee and the Optionee's designate is either a consultant or advisor to the Company, the Optionee is under privity of contract or arrangement with the Company and each of the Optionee and the Optionee's designate, in such capacity, has rendered *bona fide* services to the Company which include, but are not limited to, financial, administrative and/or managerial services; provided that neither the Optionee nor the Optionee's designate rendered or renders services, directly or indirectly, to promote or maintain a market for the Company's securities and, furthermore, provided that no such services were rendered or are being rendered in connection with the offer or sale of securities in a capital-raising transaction on behalf of the Company; failing any of which any Option Shares acquired hereunder may not be or may not have been registerable under the Securities Act and may not be sold unless they are sold pursuant to an exemption from registration under the Securities Act.

The foregoing restrictions or notice thereof shall be placed on the certificates representing the Option Shares purchased pursuant to the Option and the Company may refuse to issue the certificates or to transfer the shares on its books unless it is satisfied that no violation of such restrictions will occur.

6. **Transferability of Option.**

The Option shall not be transferable except by will or the laws of descent and distribution, and any attempt to do so shall void the Option. During the Optionee's lifetime the Option is exercisable only by the Optionee, however, and in accordance with the provisions hereof, any Option Shares being acquired hereunder may, at the prior direction of the Optionee, be acquired by the Optionee or by the Optionee's designate.

7. **Adjustment by Stock Split, Stock Dividend, etc.**

If at any time the Company increases or decreases the number of its outstanding shares of Common Stock, or changes in any way the rights and privileges of such shares, by means of the payment of a stock dividend or the making of any other distribution on such shares payable in its Common Stock, or through a stock split or subdivision of shares, or a consolidation or combination of shares, or through a reclassification or recapitalization involving its Common Stock, the numbers, rights and privileges of the shares of Common Stock included in the Option shall be increased, decreased or changed in like manner as if such shares had been issued and outstanding, fully paid and non-assessable at the time of such occurrence.

8. **Merger or Consolidation.**

(a) <u>Effect of transaction</u>. Upon the occurrence of any of the following events, if the notice required by paragraph 8(b) hereinbelow has been given, the Option shall automatically terminate and be of no further force or effect whatsoever:

(i) the dissolution or liquidation of the Company

(ii) the appointment of a receiver for all, or substantially all, of the Company's assets or business:

(iii) the appointment of a trustee for the Company after a petition has been filed for the Company's reorganization under applicable statutes; or

(iv) the sale, lease or exchange of all, or substantially all, of the Company's assets and business.

(b) <u>Notice of such occurrence</u>. At least 30 days' prior written notice of any event described in paragraph 8(a) hereinabove, except the transactions described in subparagraphs 8(a)(ii) and (iii) as to which no notice shall be required, shall, at the Company's option, be given by the Company to the Optionee. After receipt of such notice the Optionee may, at any time before the occurrence of the event requiring the giving of notice, exercise the unexercised portion of the Option as to all the shares covered thereby. Such notice shall be deemed to have been given when delivered personally to the Optionee or pursuant to the provisions of paragraph 11 of this Agreement. If no such notice shall be given with respect to a transaction described in subparagraphs 8(a)(i), (ii) or (iv), the provisions of paragraph 8(a) shall not apply and the Option shall not terminate upon the occurrence of such transaction.

9. **Common Stock to be Received upon Exercise.**

The Optionee understands that the Company is under no obligation to register the Option Shares under the Securities Act, and that, in the absence of any such registration, the Option Shares cannot be sold unless they are sold pursuant to an exemption from registration under the Securities Act. The Company is under no obligation to comply, or to assist the Optionee in complying with, any exemption from such registration requirement, including supplying the Optionee with any information necessary to permit routine sales of the Option Shares under Rule 144 of the United States Securities and Exchange Commission (the "*Rule*"). The Optionee also understands that, with respect to the Rule, routine sales of securities made in reliance upon such Rule only can be made in limited amounts in accordance with the terms and condition of the Rule, and that in cases in which the Rule is inapplicable, compliance with either Regulation A or another disclosure exemption under the Securities Act will be required.

Thus, the Option Shares will have to be held indefinitely in the absence of registration under the Securities Act or an exemption from registration.

Furthermore, the Optionee fully understands that the Option Shares have not been registered under the Securities Act and that they will be issued in reliance upon an exemption which is available only if Optionee, or the Optionee's designate if applicable, acquires such shares for investment and not with a view to distribution. The Optionee is familiar with the phrase "acquired for investment and not with a view to distribution" as it relates to the Securities Act and the special meaning given to such term in various releases of the Securities and Exchange Commission.

10. **Privilege of Ownership.**

The Optionee and the Optionee's designate shall not have any of the rights of a shareholder with respect to the Option Shares covered by the Option except to the extent that one or more certificates for such Option Shares shall be delivered to them upon exercise of the Option.

11. **Notices.**

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be effective upon (a) hand delivery; or (b) facsimile; or (c) email; or (d) fully prepaid express courier service, at the address or number designated below. Notice is deemed to be delivered if delivered on a business day during normal business hours where such notice is to be received or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received):

> To the Company:
> > **Medical International Technology, Inc.**
> > 2281 Guenette
> > Montreal (Saint-Laurent), Quebec
> > Canada H4R 2E9
> > Fax: (514) 339-5750
> > Email: kmenassa@mitcanada.ca
> > Attention: Mr. Karim Menassa, President

> To The Optionee:
> > **Geoffrey Armstrong,**
> > V Domcich 60/20
> > Prague 6, Czech Republic 162 00
> > Email: alphanet@inter.net

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

12.   **General Provisions.**

(a)   <u>Amendments</u>.   This Agreement may not be amended nor may any rights hereunder be waived except by an instrument in writing signed by the party sought to be charged with such amendment or waiver.

(b)   <u>Proper law</u>.   This Agreement shall be construed in accordance with, and governed by, the laws of the State of Colorado.

(c)   <u>Time of the essence</u>. Time shall be of the essence of this Agreement.

(d)   <u>Gender</u>.   All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural as the identity of the parties hereto may require.

(e)   <u>Entire agreement</u>.   The provisions contained herein constitute the entire agreement between the parties hereto and supersede all previous understandings and agreements with respect to the granting of the within Option.

(f)   <u>Enurement</u>. This Agreement shall enure to the benefit of and bind the parties hereto and shall, to the extent hereinbefore provided, enure to the parties' respective heirs, executors, successors, administrators and assigns.

(g)   <u>Approvals</u>. This Agreement is or may be subject to the prior approval of all regulatory authorities having jurisdiction over the Company where required by the laws, regulations and by-laws to which the Company is subject, and, where not already obtained, is or may be subject, prior to exercise of the Option, to the approval by the shareholders of the Company to the granting of options in the capital stock of the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the day and year first above written.

Medical International Technology, Inc.

_____/s/ Karim Menassa_____
Karim Menassa, Chairman, President, Director
On Behalf Of the Board

The Optionee

_____/s/ Geoffrey Armstrong_____
Geoffrey Armstrong

TO: Medical International Technology, Inc.

STOCK OPTION PLAN AGREEMENT

NOTICE AND AGREEMENT OF EXERCISE OF OPTION

The Optionee hereby exercises its Stock Option dated, _____, 20___ as to

_____ shares of Medical International Technology, Inc. Common

Stock (each an "*Option Share*").

Enclosed are the documents and payment specified in paragraph 4 of the Optionee's Option Agreement.

The Optionee, and the Optionee's designate if applicable, understands that no Option Shares will be issued unless and until, in the opinion of Medical International Technology, Inc. (the "*Company*"), any applicable registration requirements of the *Securities Act of 1933*, as amended (the "*Securities Act*"), exchange on which stock of the same class is then listed, and any other requirements of law or any regulatory bodies having jurisdiction over such issuance and delivery, shall have been fully complied with. The Optionee, and the Optionee's designate if applicable, hereby acknowledges, represents, warrants and agrees, to and with the Company as follows:

(a)   the Option Shares the Optionee, or the Optionee's designate if applicable, is purchasing are being acquired for the Optionee's, or for the Optionee's designates if applicable, own account for investment purposes only and with no view to their resale or other distribution of any kind, and no other person (except if the Optionee, or the Optionee's designate if applicable, is married, that person's spouse) will own any interest therein;

(b)   the Optionee, or the Optionee's designate if applicable, will not sell or dispose of the Option Shares in violation of the Securities Act or any other applicable federal or state securities laws;

(c)   if and so long as the Optionee, or the Optionee's designate if applicable, is subject to the reporting requirements under Section 16(a) of the *Securities Exchange Act of 1934*, as amended (the "*Exchange Act*"), the Optionee, and the Optionee's designate if applicable, recognizes that any sale by the Optionee, or by the Optionee's designate if applicable, or their respective and immediate families, of the Company's Common Stock within six months before or after any grant or exercise of the Optionee's stock Option may create liability for the Optionee, or for the Optionee's designate if applicable, under Section 16(b) of the Exchange Act ("*Section 16(b)*");

(d)   the Optionee, and the Optionee's designate if applicable, has consulted with the Optionee's, and the Optionee's designates if applicable, counsel regarding the application of Section 16(b) to this exercise of the Optionee's stock Option;

(e)   the Optionee, and the Optionee's designate if applicable, will consult with their respective counsel regarding the application of Section 16(b) before the Optionee, or the Optionee's designate if applicable, makes any sale of the Company's Common Stock, including the Option Shares, within six months after the date of this Agreement;

(f)   the Optionee, and the Optionee's designate if applicable, will report all sales of Option Shares to the Company in writing on a form prescribed by the Company;

(g)   the Optionee, and the Optionee's designate if applicable, will assist the Company in the filing of and will timely file all reports that the Optionee, or the Optionee's designate if applicable, may be required to file under the federal securities laws;

(h)   the Optionee, and the Optionee's designate if applicable, agrees that the Company may, without liability for its good faith actions, place legend restrictions upon the Option Shares and issue "stop transfer" instructions requiring compliance with applicable securities laws and the terms of the Optionee's stock Option; and

(i)   if any of the Option Shares are being acquired solely for the account of the Optionee's designate, each of the Optionee and the Optionee's designate is either a consultant or advisor to the Company, the Optionee is under privity of contract or arrangement with the Company and each of the Optionee and the Optionee's designate, in such capacity, has rendered *bona fide* services to the Company which include, but are not limited to, financial, administrative and/or managerial services; provided that neither the Optionee nor the Optionee's designate rendered or renders services, directly or indirectly, to promote or maintain a market for the Company's securities and, furthermore, provided that no such services were rendered or are being rendered in connection with the offer or sale of securities in a capital-raising transaction on behalf of the Company; failing any of which any Option Shares acquired hereunder may not be or may not have been registerable under the Securities Act and may not be sold unless they are sold pursuant to an exemption from registration under the Securities Act.

The foregoing restrictions or notice thereof shall be placed on the certificates representing the Option Shares purchased pursuant to the Option and the Company may refuse to issue the certificates or to transfer the Option Shares on its books unless it is satisfied that no violation of such restrictions will occur.

The number of Option Shares specified above are to be issued in the following registration manner as directed by the Optionee and, if applicable, to the Optionee's designate as set forth hereinbelow:

Registration respecting the Optionee (must be completed by the Optionee)

_____   _____
(Print Optionee's name)   (Optionee's signature)

(Address of Optionee)

_____

_____

_____

_____
Date of Exercise

Registration respecting the Optionee's designate (COMPLETE IF APPLICABLE ONLY)

_____   _____
(Print Optionee's designee's name)   (Optionee's designee's signature)

_____   _____
(Optionee's designate - Print name of   (Address for Optionee's spouse designate)
if you wish joint registration)

_____
Date of Exercise